LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED
2006 SEP 14 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016831

BY MAIL

SUPPL

September 6, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of August 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

dlw 9/14

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS ***RELEASE***

LAKE SHORE GOLD QUARTERLY PROJECT UPDATE

August 11, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("the Company") is pleased to provide a quarterly update on its exploration projects in Ontario and Québec as of the end of June 2006.

Timmins West Gold Property, Ontario
In January 2005, Lake Shore initiated a resource expansion drill program at Timmins West in northern Ontario. Drilling continued throughout the second quarter, with three drill rigs concentrated on completing sectional drilling at 50-metre centres. A fourth drill was used to test exploration targets throughout the property.

By the end of the second quarter of 2006, the Company had completed 18,376 metres (year to date) property-wide exploration and sectional drilling. Drilling continues on sections 4400E and 4150E and is anticipated to be completed in the third quarter. After assay results are received, the Company will commission a new resource audit to update the previous audit of September 2004.

A total of five holes were drilled at the Main Zone targeting down plunge to the 4550E section. Drill results released on April 17,2006 confirmed that the mineralization and mineralized zones maintain their distinctive characteristics and predictability between sections. Core intersection highlights within the Ultramafic and Footwall zones include 32.52 grams gold per tonne (uncut) over 6.0 metres, 31.43 grams gold per tonne (uncut) over 3.70 metres, with another intercept averaging 18.31 grams gold per tonne (uncut) over 4.2 metres, 8.18 grams gold per tonne (uncut) over 2.25 metres and another hole returning 9.74 grams gold per tonne (uncut) over 5.50 metres. Drilling focused on the down plunge extension of the Main Zone intersected 7.77 grams gold per tonne over 4.0 metres.

Pre-feasibility study
The pre-feasibility study at Timmins West continues to be advanced. The metallurgical study and tailings design are completed, and work continues updating the deposit model as drilling progresses. Environmental assessment studies and permitting are ongoing, and the mine plan is awaiting finalized input from the other studies and completion of the sectional drilling discussed above. It is anticipated that the study will be completed in early 2007.

Advanced exploration permit
The advanced exploration permit process was initiated in June 2006 and is expected to take four to six months to complete at an estimated cost of $250,000. This work will include all aspects of conducting underground advanced exploration programs, including environmental and mine engineering, surface infrastructure, shaft and/or ramp construction, underground drilling and bulk sampling and scheduling. Completion of this work would make it possible to initiate underground development work in early 2007. Golder Associates Ltd. and AMEC Mining and Metals Company (AMEC) have been retained to complete the required environmental and underground access development studies for the advanced exploration program.

Thunder Creek Property, Ontario
At Thunder Creek, Lake Shore is testing the 54-claim unit package for gold mineralization in an ultramafic intrusive body that extends more than 1,800 metres southwest of Timmins West and is similar to the Ultramafic Zone at Timmins West. Mechanical stripping has been completed at three locations along the ultramafic/sediment footwall contact zone. Washing, channel sampling and mapping are under way, and will be followed by a third quarter drill program. The drill program will follow up on previous gold intersections and further test the ultramafic-to-sediment contact zone.

...more

Vogel/Schumacher Properties, Ontario

As part of the continued resource expansion drilling at Vogel in the second quarter, results from the first four holes targeting the sub-horizontal mineralized veins returned 487.20 grams per tonne gold over 0.40 metres, 28.36 grams per tonne gold over 2.0 metres, 7.62 grams per tonne gold over 0.50 metres, 7.53 grams per tonne gold over 0.50 metres and 5.73 grams per tonne over 1.50 metres. These results are similar to Hoyle Pond sub-horizontal quartz carbonate veins.

The four sub-vertical holes (H-06-03 to 06) completed to date at Vogel are located 15 metres east of the Vogel-Schumacher property boundary and are spaced at 30-metre north-south intervals. These holes were drilled to expand the continuity of high-grade gold horizontal quartz/carbonate veins intersected in 2005 and to further test selected sub-vertical veins in an area largely untested because of its close proximity to the common boundary. Horizontal vein sets intersected to date range in thickness to two metres, and consistently carry visible gold, up to 5% pyrite, and trace amounts of sphalerite, pyrrhotite and chalcopyrite. The Company plans to continue to test for horizontal and sub-vertical vein sets across the property at greater depth.

Contiguous to and west of Vogel, Lake Shore drilled two deep stratigraphic holes at Schumacher in the first half of 2006 to advance the understanding of the geology in the central and eastern part of the property in order to plan the preparation of future drill programs. One significant intersection returned 4.11 grams per tonne gold over 0.40 metres associated with narrow quartz veining at a depth of 582 metres on the eastern side of the property which represents new mineralization at depth on the Property. Additional drilling is planned for the third and fourth quarters.

The current 6,000-metre drill program, which includes the first two holes drilled earlier, will continue to test for the presence of mineralized shoots at depth and also test the potential of the northwest projection of the Hallnor Fault, which may trend through Schumacher. This structure represents a significant untested opportunity, as it may have influenced the location of the Bell Creek Mine and Marlhill Mine mineralization.

Advanced exploration permit application

The permitting process for the Vogel-Schumacher properties was initiated in June 2006 and is expected to take six to 10 months at an estimated cost of $350,000. This work will include all aspects of conducting underground advanced exploration programs, including environmental and mine engineering, surface infrastructure, shaft and/or ramp construction, underground drilling and bulk sampling and scheduling. In addition, the Vogel-Schumacher properties will now be included as part of the ongoing Timmins West pre-feasibility study. Completion of this work will make it possible to initiate underground development work in early 2007.

DeSantis Property, Ontario

A total of eight holes were completed at DeSantis between November 2005 and April 2006. The first three holes tested induced polarization and resistivity geophysical anomalies located on the north central part of the property, 1,200 metres northwest of and 500 metres north of the main gold bearing structures. The best intersection returned values up to 1.43 grams per tonne gold over 0.65 metres. The remaining five holes tested the depth/down-dip extension of known gold mineralization encountered within the property and the main structural corridor to the west of the known gold resources. The last hole of this program intersected a new gold occurrence located approximately 400 metres west and 950 metres south of the area on the property for which resource estimates (historic resource estimates are not 43-101 compliant) have been estimated. The new occurrence returned 25.15 grams per tonne gold over 0.30 metres from a wide-zone of stockwork quartz-tourmaline pyrite-arsenopyrite mineralization encountered between 129.5 and 146 metres. The discovery of gold mineralization associated with a strongly altered structural zone opens up new potential for DeSantis and will be the focus of future drilling.

...more

Historic Resources
The resource estimates described below for the Vogel, Schumacher and DeSantis gold properties are historic and the Company is not treating the estimates as National Instrument 43-101 ("NI 43-101") defined resources. The Company has not completed the work necessary to verify the classification of the resources and therefore such historic estimates should not be relied upon. The Company believes these historic estimates are relevant because they were an important consideration in the decision to acquire these properties in addition to their proximity to the Timmins West Property.

Price Property, Ontario
During the second quarter, Lake Shore completed a three-hole stratigraphic fence drilling program at Price totaling 1,274 metres. The holes intersected felsic porphyry to mafic and ultramafic rocks and sediments locally containing strong deformation and alteration. Assays are pending.

Other Projects
Lake Shore's Blakelock Property was expanded in the second quarter of 2006 from three claims to 55 claims in Blakelock, Hoblitzell, Newman, and Tweed townships on the west extension of the main Casa Berardi Fault Zone and approximately 50 kilometres west of the Casa Berardi mines. An eight-hole diamond drill program was completed in May 2006, with final assay results pending due to lab delays. An airborne magnetic survey covering the new expanded property is planned for the third quarter that together with the recently completed drill program will lead to the development of additional drill targets for the fourth quarter.

About Lake Shore
Lake Shore is an exploration stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

The Company's Qualified Persons ("QP") are Jacques Samson, P.Geo., for Timmins West and Thunder Creek; Richard Labine, P.Geo., for Vogel-Schumacher; and William Waychison, P.Geo, for DeSantis. Each QP has prepared or supervised the preparation of the scientific or technical information for the respective properties.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE CONFIRMS AND EXPANDS PORPHYRY CREEK GOLD ZONE, BLAKELOCK PROPERTY, ONTARIO

August 15, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("the Company") is pleased to announce results from the first phase drilling of the Porphyry Creek Zone on its 100%-owned Blakelock Project in northeastern Ontario. Blakelock is located approximately 140 kilometres northeast of the city of Timmins and 58 kilometres west of the Casa Berardi Gold Mine, along the western extension of the Casa Berardi Fault Zone.

This first phase, eight-hole (2,210 metres), helicopter-supported diamond drill program was designed to follow up on historic intersections reported by Esso Minerals Canada Limited of 34.5 grams per tonne gold over 2.95 metres and 9.39 grams per tonne gold over 2.9 metres.

Results from the first phase drilling program have confirmed the historic intersections and expanded the mineralized horizon over a strike length of greater than 500 metres. Six of the eight holes intersected intermediate feldspar porphyry intrusives that showed zones of anomalous gold values up to 200 metres wide within the porphyries. Higher-grade gold values occur over shorter intervals within the porphyry and are also associated with quartz veining in the adjacent altered mafic volcanics. The mineralized zone remains open in all directions. All of these holes were shallow exploration holes (less than 250 metres vertical) and confirm that the shallow overburden over the mineralized zone averages seven metres in thickness.

"Blakelock is a product of the Company's proprietary database, and the confirmation of gold mineralization associated with strong alteration, structural deformation and the presence of visible gold in both the Porphyry Creek Zone and the adjacent volcanics is extremely encouraging," said Brian Booth, President and Chief Executive Officer. "As a result of this discovery, we have increased the Company's land position to include more than 30 kilometres of additional strike length along the highly prospective Casa Berardi Fault Zone. The Company will initiate detailed airborne geophysical surveys as a precursor to an expanded second phase diamond drill program planned for the fourth quarter."

Results from the first phase drilling program are as follows:

Hole No.	From (metres)*	To (metres)	Width (metres)	Gold (grams per tonne)
BL-06-01	103.20	103.70	0.50	**1.05**
BL-06-02	No significant results			
BL-06-03	9.50	11.50	2.00	**6.93**
	158.40	162.00	3.60	**6.91**
including	160.50	162.00	1.50	**15.68**
	208.30	210.30	2.00	**3.70**
	212.1	213.1	1.00	**3.59**
BL-06-04	108.50	109.00	0.50	**1.31**
	128.40	129.10	0.70	**3.15**
	142.00	143.00	1.00	**1.38**
	153.60	154.10	0.50	**2.06**

Hole No.	From (metres)*	To (metres)	Width (metres)	Gold (grams per tonne)
	173.30	173.80	0.50	**1.08**
	203.30	203.80	0.50	**1.12**
BL-06-05	131.10	131.60	0.50	**1.13**
	158.90	159.40	0.50	**4.58**
	162.90	163.40	0.50	**1.17**
	198.40	198.90	0.50	**3.81**
BL-06-06	No significant results			
BL-06-07	117.60	125.50	7.90	**1.17**
	135.00	136.00	1.00	**1.12**
	142.50	143.00	0.50	**1.12**
BL-06-08	133.10	134.10	1.00	**3.70**

* Core length

About Lake Shore

Lake Shore is an exploration stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

The Company's Qualified Person ("QP") for the Blakelock Project is David Beilhartz, P.Geo. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CONTINUES TO EXPAND THE RESOURCE AND EXTENDS THE MAIN ZONE ON THE TIMMINS WEST GOLD PROJECT, ONTARIO

August 16, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("the Company") is pleased to announce additional results on the resource expansion drilling program at the Company's Timmins West Gold Property, located in the Timmins Gold Camp, Ontario.

Infill drilling is progressing successfully on sections 4350E and 4400E, further expanding gold mineralization in the Ultramafic Zone. **Diamond drill core intersection highlights within the Ultramafic Zone include 15.54 grams gold per tonne (uncut) over 7.45 metres, including 27.4 grams gold per tonne (uncut) over 4.0 metres, and another hole returning 9.25 grams gold per tonne over 5.80 metres (cut and uncut).** These two sections are the furthest to the west from the main surface showing, and demonstrate the strength and continuity of a gold system that now extends over 1.4 kilometres down plunge.

Exploration drilling on section 4550E intersected **10.37 grams gold per tonne over 4.5 metres (uncut), including 42.35 grams gold per tonne over 1.00 metres (uncut). This has further extended the Main Zone by an additional 60 metres west and down plunge from TG 06-58b that returned 7.77 grams gold per tonne over 4.0 metres (cut).**

"We are pleased with the latest results from the resource expansion drilling program at Timmins West. All of the gold zones show excellent continuity and remain open down plunge," stated Brian Booth, President and CEO.

Four drills are currently in operation on the property. Two drills are completing the sectional drilling on the Footwall and Ultramafic zones, and one is testing the Main Zone. Eleven shallow exploration holes drilled on geological targets outside of the Timmins West mineralization were recently completed, with no significant assays. A fourth drill continues to test other exploration targets on the property.

The latest results from the drilling are as follows:

Hole No.	Section	Intersection*		Length (metres)	Assay**		Zone***
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
4350E	TG06-96	No significant results - undershot the Ultramafic Zone					
	TG06-96a	1443.40	1444.00	0.60	12.45	12.45	UM Zone
		1466.80	1467.30	0.50	11.85	11.85	UM Zone
		1518.30	1518.85	0.55	7.08	7.08	UM Zone
4400E	TG06-75e	1346.60	1347.10	0.50	9.69	9.69	FW Zone
		1348.00	1353.80	5.80	9.25	9.25	UM Zone

Hole No.	Section	Intersection*		Length (metres)	Assay**		Zone***
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
	TG06-75f	**1326.45**	**1333.90**	**7.45**	**10.45**	**15.54**	**UM Zone**
	including	1329.30	1333.30	4.00	17.93	27.40	
	including	1331.30	1332.80	1.50	41.07	66.33	
		1375.50	**1376.50**	**1.00**	**5.91**	**5.91**	**UM Zone**
	TG06-75g	**1344.4**	**1355.7**	**11.3**	**2.30**	**2.30**	**UM Zone**
	including	1346.90	1351.40	4.50	3.88	3.88	
	including	1354.00	1355.70	1.70	3.41	3.41	
	TG06-75h	**1339.80**	**1352.10**	**12.30**	**4.59**	**4.59**	**UM Zone**
	including	**1339.80**	**1347.30**	**7.50**	**6.57**	**6.57**	
	including	**1346.30**	**1347.30**	**1.00**	**20.17**	**20.17**	
Main Zone Expansion Drilling							
4550E	**TG06-101**	Abandoned due to excessive deviation					
	TG06-104	Undercut the MZ, but extended into FW and UM					
		757.40	**759.56**	**2.16**	**10.49**	**10.49**	**FW Zone**
		808.50	**809.00**	**0.50**	**6.79**	**6.79**	**UM Zone**
		872.00	**873.00**	**1.00**	**50.00**	**143.50**	**UM Zone**
	TG06-108	No significant results - overshot the Main Zone					
	TG06-112	**557.15**	**576.50**	**19.35**	**2.67**	**3.08**	**M Zone**
	including	557.15	561.65	4.50	8.59	10.37	

* Interval reported is core length.
** All Footwall Zone assays cut to 30 grams gold per tonne. All other assays cut to 50 grams gold per tonne.
***UM – Ultramafic Zone, FW – Footwall Zone, M Zone – Main Zone

The resource expansion drilling program is scheduled to be completed in the third quarter, following which a new resource estimate will be commissioned in order to update the previous NI 43-101 resource estimate released in September 2004. Watts Griffis and McOuat (WGM) Consulting Geologists and Engineers have been retained to supervise and complete the audit of the new resource estimate for Timmins West. WGM has been involved in the Timmins West Project since 1998 and audited the September 2004 resource estimate. The new resource estimate is an integral part of the pre-feasibility study, scheduled to be completed in early 2007. The permitting and approval process for advanced exploration is now underway and is expected to be completed in 2007. Lake Shore is being assisted by Golder Associates Limited on this phase of the project.

About Lake Shore

Lake Shore is an exploration stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

The Company's Qualified Person ("QP") for the Timmins West Project is Jacques Samson, P.Geo. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com